March 5, 2019

Tim Shannon
President, Director and Chief Executive Officer
24/7 Kid Doc, Inc.
8269 Burgos Ct.
Orlando, FL 32836

       Re: 24/7 Kid Doc, Inc.
           Form 10-12G
           Filed February 27, 2019
           File No. 000-27251

Dear Mr. Shannon:

       Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the related rules and regulations, and the requirements of the form. We note the specific requirements with which your registration statement fails to comply in our following comment.

        Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not resolved the issue noted in the following comment. If you do not believe that you can comply with our comment within this time period, you may withdraw your registration statement and resubmit a new registration statement when you have revised your filing.

Form 10-12G Filed February 27, 2019

General

1. Please update your financial statements to include audited financial statements for the fiscal year ended December 31, 2018, in compliance with Item 8-08 of Regulation S-X.
       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products